1-11-2005

SO
1/10/05

04013377

SECURITIES [...] SION
W[...]gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED DEC 2 8 2004 WASH D.C. 185 SECTION

SEC FILE NUMBER
8-65404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/03 (MM/DD/YY) AND ENDING 10/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BMO NESBITT BURNS TRADING CORP. S.A

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSANNE VORSTER (212) 702-1982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 2 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID HARTLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO NESBITT BURNS TRADING CORP. S.A., as of OCTOBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DAVID HARTLEY, CHIEF EXECUTIVE OFFICER
Title

Notary Public

Notary Public
State of New York
Therese A. Umbs
Appointment expires Mar. 30, 2006
Reg. No. 01UM6004832

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
BMO Nesbitt Burns Trading Corp. S.A.:

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Trading Corp. S.A. (the Company) as of October 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BMO Nesbitt Burns Trading Corp. S.A. at October 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

December 21, 2004

BMO NESBITT BURNS TRADING CORP. S.A.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

October 31, 2004

Assets

Cash	$ 186,925
Securities borrowed	78,572,734
Receivable from brokers, dealers, and clearing organizations	147,605,864
Receivable from affiliate	2,812,010
Securities owned, at market value ($1,124,583,173 is pledged as collateral)	3,741,929,243
Accrued dividends receivable	4,082,202
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $445,277	421,450
Other assets	759,267
Total assets	$ 3,976,369,695

Liabilities and Shareholders' Equity

Liabilities:	
Senior note payable	$ 2,202,011,495
Bank loan payable	28,800,000
Promissory note payable	164,203,612
Securities loaned	804,486,850
Securities sold, not yet purchased, at market value	176,549,628
Accrued interest payable	7,408,251
Accounts payable and accrued expenses	5,719,566
Accounts payable to affiliate	107,528
	3,389,286,930
Commitments and contingent liabilities	
Liabilities subordinated to claims of general creditors	568,929,392
Shareholders' equity	
Common stock ($100 par value, 600,000 shares authorized, issued and outstanding)	60,000,000
Accumulated deficit	(41,846,627)
	18,153,373
Total liabilities and shareholders' equity	$ 3,976,369,695

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

BMO Nesbitt Burns Trading Corp. S.A. (the Company) is a corporation organized under the laws of Luxembourg as a "Societe Anonyme." The Company is 99% owned by Bank of Montreal Holding Inc., and 1% owned by Bank of Montreal. Bank of Montreal Holding Inc. is a wholly owned subsidiary of Bank of Montreal (Ultimate Parent). The Company is registered with the Securities and Exchange Commission (SEC) as a U.S. securities broker-dealer. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation.

The Company is a self-clearing broker dealer and a member of the Depository Trust Company and the National Securities Clearing Corporation.

Through its New York office, the Company trades and invests for its own accounts in securities and derivative instruments pursuant to certain defined trading strategies. The Company does not execute trades on behalf of customers or carry customer positions or accounts.

(2) Significant Accounting Policies

Basis of Presentation

The Company maintains its financial records in United States dollars. This statement of financial condition is prepared under accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from brokers, dealers, and clearing organizations. Securities owned, securities sold, not yet purchased, and other financial instruments used for trading or hedging purposes are recorded at market or fair value.

Derivative Instruments

The Company's derivative instruments are held or issued for trading and hedging purposes and are carried at either market value or, when market prices are not readily available, fair value as determined by management. Derivative instruments in a gain position are reported as assets in receivable from brokers, dealers and clearing organizations in the statement of financial condition. Similarly, derivative instruments in a loss position are reported as liabilities in payable to brokers, dealers and clearing organizations in the statement of financial condition.

(Continued)

Cash margin on futures contracts is included in receivable from broker, dealers, and clearing organizations. Additionally, as of October 31, 2004, securities with a fair value of $328,001,000 were pledged as margin on futures contracts.

Securities Lending Activities

Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

The Company enters into securities borrowed and loaned transactions solely to support its proprietary trading activities, including coverage of short sales and fails. Securities borrowed and loaned activities are ancillary to the Company's proprietary trading activities. If the counterparty to a securities loaned transaction does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day, and by requiring collateral levels to be adjusted in the event of excess market exposure. As of October 31, 2004, the approximate fair market value of assets that the Company has pledged to counterparties under securities loaned transactions is $796,582,173. These assets consist of trading securities where the counterparty has the right to re-pledge or sell the security. The Company has also received similar assets as collateral as of October 31, 2004, with a fair market value of $77,650,615.

Income Taxes

The Company is a Luxembourg Societe Anonyme and, as such, pays taxes to the Grand Duchy of Luxembourg based on net income earned in Luxembourg. The U.S. activities of the Company do not give rise to a U.S. trade or business under U.S. tax law and, thus, do not subject the Company to U.S. Federal, state or local income taxes. The Company is, however, subject to withholding taxes on U.S. sourced dividends.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date. Deferred tax assets are subject to reduction by a valuation allowance. A valuation allowance is recognized if, based on the weight of available evidence, management believes it is more likely than not that some or all of the gross deferred tax asset will not be realized.

Depreciation and Amortization

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation for furniture and equipment is provided on a straight-line basis using estimated useful lives of between three and ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(Continued)

(3) Cash Segregated Pursuant to Federal and Other Regulations

The Company has segregated $30,000 in a "special reserve bank account for the exclusive benefit of customers" in accordance Rule 15c3-3 of the SEC. This amount is included in cash in the accompanying statement of financial condition.

(4) Receivable from Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations at October 31, 2004, consists of the following:

	Receivable
Receivable from other brokers and noncustomers	$ 136,488,198
Receivable from clearing organizations	11,117,666
	$ 147,605,864

Included in receivable from brokers, dealers, and clearing organizations is $113,947,183 of mark-to-market gain related to the Company's outstanding cross currency swaps and forward exchanges with the Ultimate Parent, which are utilized by the Company to hedge the foreign exchange exposure related to its senior note payable, subordinated loan, intercompany promissory note and various securities positions, which are denominated in Canadian dollars.

(5) Securities Owned and Securities Sold, Not Yet Purchased, at Market Value

Securities owned and securities sold, not yet purchased, consist of the following at October 31, 2004:

	Owned	Sold, not yet purchased
Equity securities	$ 3,738,156,043	175,149,928
Options	3,773,200	1,399,700
	$ 3,741,929,243	176,549,628

Securities sold, not yet purchased, involve an obligation to purchase such securities at a future date. Such securities have market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected on the statement of financial condition.

(6) Derivative Instruments

The Company enters into a variety of derivative transactions including futures contracts, cross currency swap transactions and forward exchanges. These transactions generally require future settlement, and are either executed on an exchange or traded as OTC instruments.

(Continued)

Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument at a specified future date and price (or, with respect to futures contracts on indices, the net cash amount). Maintaining a futures contract will typically require the Company to deposit with the futures exchange (or other financial intermediary), as security for its obligations, an amount of cash or other specified asset (initial margin) that typically ranges from 1% to 10% of the face amount of the contract (but may be higher in some circumstances). Additional cash or assets (variation margin) may be required to be deposited daily as the mark-to-market value of the futures contract fluctuates. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement (for index futures) on the settlement date, or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. Currency swaps involve the exchange of coupon payments in one currency for coupon payments in another currency. Forward exchanges involve the purchase or sale of foreign currency at an exchange rate established now but with payment and delivery at a specified future date.

The following table includes the disclosure of the notional amounts of the Company's derivative financial instruments. The determination of notional amounts does not consider any market risk factors. Notional amounts are indicative only of the volume of activity and are not a measure of market risk. Market risk is influenced by the nature of the items that comprise a particular category of financial instrument. Market risk is also influenced by the relationship among the various off-balance-sheet categories as well as the relationship between off-balance-sheet items and items recorded in the Company's statement of financial condition. For all of these reasons, the interpretation of notional amounts as a measure of market risk could be materially misleading.

A summary of the Company's derivative instruments as of October 31, 2004, is as follows:

	Notional Amount	Current Market or Fair Value	
		Assets	Liabilities
Futures contracts	$ 4,236,881,658	—	14,486,328
Cross currency swaps and forward exchanges	2,905,177,535	113,947,183	—
Total derivative contracts	$ 7,142,059,193	113,947,183	14,486,328

The fair value of the futures contracts noted above is offset against a margin balance of $20,020,524, and is included in receivable from brokers, dealers, and clearing organizations in the accompanying statement of financial condition. The cross currency swap and forward exchange market value is in the receivable from brokers, dealers, and clearing organizations, as referred in note 4.

(Continued)

(7) Borrowings With Affiliates

The Company has U.S. dollar credit facilities totaling $602,000,000 with the Ultimate Parent. These credit facilities provide the Company with the opportunity to enter into overnight or term loans at rates of corresponding overnight or term LIBOR. As of October 31, 2004, the Company had $28,800,000 outstanding under these credit facilities. This amount is included in bank loan payable in the accompanying statement of financial condition.

On December 18, 2003 the Company entered into a non-interest bearing promissory note with Bank of Montreal Holding Inc. for 200,000,000 Canadian dollars. The note is payable on demand of the lender and has a final maturity of December 17, 2013. The Company then entered into a forward exchange to hedge the foreign currency exposure.

(8) Senior Note Payable

The Company's senior note payable to BMO Holding Finance LLC consists of the following as of October 31, 2004:

Due November 20, 2012, accruing interest at the 1-Month Canadian Dollar Offer Rate (CDOR) + 0.24%.	$ 2,202,011,495

The 1-Month Canadian Dollar Offer Rate (CDOR) was approximately 2.56% at October 31, 2004.

On November 20, 2002, the Company entered into a senior credit agreement with Bank of Montreal Holding Inc. for a maximum of the Canadian dollar equivalent of U.S. $1,750,000,000. All loans under this agreement are repayable upon demand of the lender and have a final maturity date of November 20, 2012. Loans outstanding under the agreement accrue interest at the CDOR plus 24 basis points. The CDOR rate is updated on the first business day of the month and interest is payable monthly. On December 19, 2002, the Company drew down the Canadian dollar equivalent of U.S. $500,000,000 under the agreement. On January 14, 2003, the Company drew down the Canadian dollar equivalent of U.S. $750,000,000 under the agreement. On February 25, 2003, the Company drew down the Canadian dollar equivalent of U.S. $500,000,000 under the agreement. On the same day of each draw down noted above, each loan was subsequently assigned by Bank of Montreal Holding Inc. to BMO Holding Finance LLC, its subsidiary. Due to foreign currency transaction losses, which were offset by gains on the Company's cross currency swap agreement, the outstanding loan balance increased to $2,202,011,495 as of the statement of financial condition date.

(9) Liabilities Subordinated to Claims of General Creditors

On November 20, 2002, the Company entered into a subordinated loan agreement with Bank of Montreal Holding Inc. for the Canadian dollar equivalent of U.S. $440,000,000. The loan matures on November 20, 2012, and accrues interest at a rate of the Canadian Dollar Offer Rate (CDOR) plus 99 basis points. The 1-Month Canadian Dollar Offer Rate (CDOR) was approximately 2.56% at October 31, 2004.

(Continued)

The subordinated loan is covered by an agreement approved by the NASD and is available for net capital under the Uniform Net Capital Rule of the SEC (Rule 15c3-1). To the extent that the subordinated loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. On November 26, 2002, the subordinated loan was assigned by Bank of Montreal Holding Inc. to BMO Holding Finance LLC, its subsidiary. The assignment was approved by the NASD as of November 26, 2002. Due to foreign currency transaction losses, which were offset by gains on the Company's cross currency swap agreement, the outstanding subordinated loan balance increased to $568,929,392 as of the statement of financial condition date. However, as noted above, only $440,000,000 of the loan amount is available to the Company for purposes of computing its net capital under Rule 15c3-1.

(10) Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to SEC Rule 15c3-3. At October 31, 2004, the Company had net capital of $87,716,959, which was $87,466,959 in excess of its required net capital of $250,000.

(11) Benefit Plans

The Company's employees participate in various noncontributory defined benefit pension plans and a postretirement medical plan of the Bank of Montreal/Harris, an affiliate. The Company is allocated expenses related to these plans by Harris Nesbitt Corp., pursuant to an administrative service agreement.

(12) Contingent Liabilities

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected in the statement of financial condition as of October 31, 2004, related to these indemnifications.

(Continued)

(13) Financial Instruments

Market Risk

The equity and derivative financial instruments traded by the Company, at market or fair value, in the accompanying statement of financial condition, involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, currency exchange rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Fair Value of Financial Instruments

The Company believes that the carrying value of its assets and liabilities is a reasonable estimate of fair value due to their short term nature. Securities borrowed and loaned are carried at contract amount plus interest, which approximates fair value due to their highly liquid nature. Securities owned and securities sold, not yet purchased, are carried at fair value. Fair value for these instruments is estimated using available market quotations for traded instruments.

Market quotations for traded instruments are obtained from various sources, including the major securities exchanges and dealers. The estimated fair value of the Company's liabilities subordinated to the claims of general creditors, based upon current rates offered to the Company for similar types of borrowing arrangements, approximates carrying value.

Off-Balance-Sheet Risk

During 2004, the Company entered into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, options, cross currency swaps and forward exchanges. These derivative financial instruments are used to conduct trading activities and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are often entered into to hedge other positions or transactions.

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for swap agreements is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates. The Company had certain transactions, including commitments, which, in accordance with industry practice, were not recorded on the statement of financial condition. These commitments, certain of which are with affiliated parties, are undertaken in the normal course of business. The settlement of these commitments is not expected to have a material adverse effect on the Company's financial position.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The instruments are recognized at market value and changes in the market value directly affect reported income. Exposure to market risk is managed in accordance with risk limits set by senior management, by buying or selling instruments or entering into offsetting positions.

(Continued)

The Company's securities loaned activities, utilized by the Company to support its proprietary trading activities, require the Company to pledge its securities as collateral. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(14) Transactions with Affiliates

The Company has entered into an administrative service agreement with Harris Nesbitt Corp. (HNC) , an affiliate, whereby the Company pays a fee to HNC for administrative services. Administrative services include a portion of compensation, communication, occupancy and other administrative expenses for support required by the Company's New York office to operate in the United States, as well as fees related to office space and facilities and reimbursement to HNC of any direct expenses incurred on the Company's behalf.

On November 15, 2002, the Company entered into a $1,000,000 foreign exchange credit facility to facilitate the spot purchase of Canadian Dollars and a $100,000,000 standby letter of credit facility with the Ultimate Parent. As of October 31, 2004, the Company did not have any amounts outstanding under these facilities.

During November 2003, the Company entered into a $30,000,000 credit line with HNC to facilitate the Company's securities borrowing and lending business. During October 2004 this line was increased to $50,000,000. As of October 31, 2004, the Company did not have any amounts outstanding under this facility.

On October 31, 2004, the Company had stock borrows and stock loans with HNC of $28,851,274 and $390,211,800, respectively.

During 2004, the Company expanded its index arbitrage trading activity to Canadian denominated products. The Company executes its foreign securities trades through an affiliate, BMO Nesbitt Burns Inc (NBI). As of October 31, 2004 the Company had a receivable from NBI of $2,812,010.

The Company hedges any foreign exchange risk from these transactions through forward exchanges. During March 2004 the Company entered into a forward exchange with Bank of Montreal for 100,501,999 Canadian dollars.

As of October 31, 2004, the Company also entered into a stock for stock borrow transaction with NBI where the market value of the stock borrowed was $95,162,073 and the market value of the stock posted as collateral was $90,968,000.

(15) Income Taxes

The Company had no deferred tax asset or valuation allowance at October 31, 2004.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
BMO Nesbitt Burns Trading Corp. S.A.:

In planning and performing our audit of the financial statements and supplemental schedules of BMO Nesbitt Burns Trading Corp. S.A., (the Company) for the year ended October 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the NASD, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

December 21, 2004